 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Druker, Henry L. (Last) (First) (Middle) 9 West 57th Street Suite 3420 (Street) New York City, NY 10019 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Aegis Communications Group, Inc. AGIS.OB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/31/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series F Senior Voting Convertible Preferred Stockr	02	03/31/2003		J, 02		01, 02		Immediately	02	Common Stock	01, 02	01, 02	01	01	01
Series E Preferred Stock	02	03/31/2003		J, 02		01, 02		Immediately	02	Common Stock	01, 02	01, 02	01	01	01

Explanation of Responses:

Please see attachment for explanation of responses
By:	Date:
/s/ Robert D. Denious	03/31/2003
Attorney-in-fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Druker, Henry L. (Last) (First) (Middle) 9 West 57th Street Suite 3420 (Street) New York City, NY 10019 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Aegis Communications Group, Inc. AGIS.OB	Statement for (Month/Day/Year) 03/31/2003

EXPLANATION OF RESPONSE

01:        Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), as of March 31, 2003, is the direct beneficial owner of (i) 44,368.849 shares of the Series F Senior Voting Convertible Preferred Stock ("Series F Preferred"), which are convertible into 61,794,424 shares of common stock, par value $.01 per share ("Common Stock"), of Aegis Communications Group, Inc. (the "Company"); (ii) 7,892.89 shares of Series E Preferred Stock ("Series E Preferred"), which are convertible into 332,323 shares of Common Stock; and (iii) 2,615,802 shares of Common Stock. Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), as of March 31, 2003, is the direct beneficial owner of (i) 1,695.814 shares of Series F Preferred, which are convertible into 2,361,834 shares of Common Stock; (ii) 378.27 shares of Series E Preferred, which are convertible into 15,927 shares of Common Stock; and (iii) 125,363 shares of Common Stock. Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Questor Funds"), as of March 31, 2003, is the direct beneficial owner of (i) 685.337 shares of Series F Preferred, which are convertible into 954,499 shares of Common Stock; (ii) 142.84 shares of Series E Preferred, which are convertible into 6,014 shares of Common Stock; and (iii) 47,337 shares of Common Stock. See note 02 for an explanation of the convertibility of the Series F Preferred and Series E Preferred. Each of the Questor Funds disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

          The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"). The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"). Questor Management Company LLC, a Delaware limited liability company ("Questor Management", and, together with the Questor Funds, QGP II and Questor Principals, the "Questor Entities"), conducts the day-to-day management of the Questor Entities. QGP II, Questor Principals and Questor Management may be deemed to have indirect beneficial interests in the securities reported herein. Each of QGP II, Questor Principals and Questor Management disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, if any.

          Henry L. Druker is a director of the Company and may be deemed to have indirect beneficial interests in a portion of the securities reported herein as a result of his ownership interests in the Questor entities. Mr. Druker disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

02:        The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price in effect at the time of conversion (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of March 31, 2003, the Conversion Price is approximately $0.986. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 65,110,756 as of March 31, 2003. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 63,612,381 as of March 31, 2003. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares. On March 31, 2003, because no dividend was declared or paid, an amount was added to the investment value of the Series F Preferred, which caused, together with the automatic reduction in the Conversion Price, the number of shares of Common Stock into which the Series F Preferred is convertible to increase between December 31, 2002 and March 31, 2003 by 1,589,226 (1,508,281 for the Series F Preferred directly owned by Questor Partners II; 57,648 for the Series F Preferred directly owned by Questor SBS II; and 23,297 for the Series F Preferred directly owned by Questor 3(c)(1)).

          The holders of the Series E Preferred have the right to convert such shares at any time prior to the redemption thereof, at the holder's option, into the number of shares of Common Stock which results from dividing $2.375 (the "Series E Conversion Price") into $100.00 for each share of Series E Preferred being converted. The Series E Conversion Price is subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series E Preferred are convertible. The Series E Preferred is entitled to receive dividends at the rate of 15% per annum payable by issuing additional shares of Series E Preferred on each March 31, June 30, September 30 or December 31 of any year. On March 31, 2003, a dividend of 300.33 Series E Preferred shares was paid (281.73 directly to Questor Partners II; 13.50 directly to Questor SBS II; and 5.10 directly to Questor 3(c)(1)), resulting in the number of shares of Common Stock into which the Series E Preferred is convertible to increase between December 31, 2002 and March 31, 2003 by 12,636 (11,853 for the Series E Preferred directly owned by Questor Partners II; 568 for the Series E Preferred directly owned by Questor SBS II; and 215 for the Series E Preferred directly owned by Questor 3(c)(1)).